Exhibit 99.8

2, place de Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Kevin CHURCH
Tel.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tel.: + 33 (0) 1 47 44 81 48
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Lisa WYLER
Tel.: +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 926 006 207,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Appointment
Paris, January 15, 2009 — Bertrand Deroubaix, who succeeded Alain Grémillet as General Secretary of Total Refining & Marketing on November 1, 2008, was appointed to the Corporate Management Committee on January 2, 2009.
Bertrand Deroubaix, 53, is a graduate of France’s École Polytechnique and École nationale des Ponts et Chaussées, a civil engineering school.
He began his career as a civil engineer in various departments of the French Transportation Ministry, and was project manager for the Normandy Bridge across the Seine.
He joined Total in 1995 as Assistant General Manager of the Normandy Refinery. In 1997, he moved to the Upstream segment, where he was Vice President, New Business & New Ventures at Total Gas & Power, then Vice President, Strategic Planning and Financial Control at Total Exploration & Production. He was appointed Vice President, e-Business and e-Procurement in 2000, and in 2002 was elected Chairman of the Board of Trade-Ranger, an e-procurement marketplace serving the oil and gas and chemical industry, in Houston.
In 2004, Mr. Deroubaix was appointed Corporate Vice President, Competitive Intelligence.
In November 2008, he was appointed General Secretary of Total Refining & Marketing.
* * * * * *
Total is one of the world's major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry - exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com